Exhibit 12.1

AMAG Pharmaceuticals, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months Ended March, 31	Year Ended December 31,
	2017	2016		2015		2014	2013	2012
Earnings:
Income (loss) before income taxes	$(57,266)	$9,055		$39,844		$(17,342)	$(9,602)	$(17,604)
Fixed charges	18,642	74,175		54,246		15,247	657	954
Total earnings	$(38,624)	$83,230		$94,090		$(2,095)	$(8,945)	$(16,650)
Fixed charges:
Interest expense	$18,300	$73,153		$53,251		$14,697	$—	$—
Estimated interest component of rental expense	342	1,022		995		550	657	954
Total fixed charges	$18,642	$74,175		$54,246		$15,247	$657	$954
Ratio of earnings to fixed charges(1)	— (2)	1.12	x	1.73	x	— (3)	— (4)	— (5)

(1) The ratio of earnings to fixed charges is calculated pursuant to the instructions of Item 503 of Regulation S-K and by dividing earnings by fixed charges. For this purpose, “earnings” are determined by adding fixed charges to our income (loss) before income taxes, and “fixed charges” consists of interest expense on our indebtedness as well as the estimated interest component of rental expense (one-third of rent expense, a reasonable approximation of the interest factor) under our operating leases.

(2) Our earnings were insufficient to cover our fixed charges during the three months ended March 31, 2017 by $57.3 million.

(3) Our earnings were insufficient to cover our fixed charges during the year ended December 31, 2014 by $17.3 million.

(4) Our earnings were insufficient to cover our fixed charges during the year ended December 31, 2013 by $9.6 million.

(5) Our earnings were insufficient to cover our fixed charges during the year ended December 31, 2012 by $17.6 million.